UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated 16 November 2021
Commission File Number: 001-31318
GOLD FIELDS LIMITED
(Translation of registrant’s name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.
Form 20-F
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): _____

Gold Fields Limited
(Reg. No. 1968/004880/06)
(Incorporated in the Republic of South Africa)
(“Gold Fields” or “the Company”)

JSE, NYSE, DIFX Share Code: GFI
ISIN Code: ZAE000018123

APPOINTMENT OF GOLD FIELDS NON-EXECUTIVE DIRECTOR

In accordance with paragraph 3.59 of the JSE Limited Listings
Requirements, the Board of Directors of Gold Fields is pleased to announce the appointment of Ms Jacqueline Elizabeth McGill as a Non-Executive
Director to the Board of Directors of the Company with effect from
22 November 2021.

Ms McGill has more than 30 years’ operational leadership experience in the mining and resource sectors. During her executive career she has delivered turnarounds of complex, capital intensive businesses, radically shifting profitability, organisational culture and workplace health and safety. Ms McGill held Chief Executive level roles within BHP for both
BHP Mitsui Coal and Olympic Dam Corporation.

Ms McGill is currently the Director of JE McGill Consulting, which services include Leadership Coaching, and Business Planning and Strategy.
She was awarded an Honorary Doctorate at Adelaide University for her work in Gender Equity and in 2015 she was Gender Diversity champion in the
Women in Resources National Awards. She has a Bachelor of Science, an MBA
and an honorary doctorate from Adelaide University. In 2020 she was awarded an Order of Australia for her contribution to the Resources sector and her leadership on Gender Inclusion in the sector

Ms McGill is also proud to serve in various capacities on not for profit organisations.

The Board welcomes Ms McGill and looks forward to her contributions in guiding the Company in its journey.

16 November 2021
Sponsor:
JP Morgan Equities South Africa (Pty) Ltd

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GOLD FIELDS LIMITED

Dated: 16 November 2021
By:
/s/ C I Griffith
Name:
CI Griffith
Title:
Chief Executive Officer